Exhibit 99.1


                                                                   PRESS RELEASE


                                                                NOVEMBER 9, 2000




                              VIVENDI ENVIRONNEMENT

                         NET SALES AT SEPTEMBER 30, 2000


                    INCREASE OF 30.9% TO 18.8 BILLION EUROS,
                       INCLUDING INTERNAL GROWTH OF 11.2%

                    59% OF NET SALES GENERATED OUTSIDE FRANCE




Total net sales at September 30, 2000 increased 30.9% to 18.8 billion euros, compared with 14.3 billion euros at September 30, 1999. The rise came principally from internal growth of 11.2%, and major acquisitions made in 1999.


VIVENDI ENVIRONNEMENT

--------------------------------------------------------------------------------------------
| At Sep. 30, 2000 | At Sep. 30, 1999 |  1999/2000  |  Internal  |  External  |  Exchange  |
|                  |                  |  variation  |   growth   |   growth   |    rate    |
|  (in millions    |  (in millions    |             |            |            | variations |
|   of euros)      |   of euros)      |             |            |            |            |
|                  |                  |             |            |            |            |
--------------------------------------------------------------------------------------------
|     18,770       |     14,344       |   +30.9%    |   +11.2%   |   +15.6%   |   +4.1%    |
--------------------------------------------------------------------------------------------

The changes in scope of consolidation had a positive impact of 2.1 billion euros after taking into account the sale of Kinetics at the end of August with effect from January 1, 2000. The positive impact of exchange rate variations amounted to 0.6 billion euros.

Net sales outside France increased 50% to 11 billion euros, representing almost 59% of the total. 20% of net sales were generated in the U.S.

WATER

--------------------------------------------------------------------------------------------
| At Sep. 30, 2000 | At Sep. 30, 1999 |  1999/2000  |  Internal  |  External  |  Exchange  |
|                  |                  |  variation  |   growth   |   growth   |    rate    |
|  (in millions    |  (in millions    |             |            |            | variations |
|   of euros)      |   of euros)      |             |            |            |            |
|                  |                  |             |            |            |            |
--------------------------------------------------------------------------------------------
|     9,061        |      6,857       |     +32%    |    +9.6%   |    +17%    |    +5.5%   |
--------------------------------------------------------------------------------------------

Internal growth for business outside France amounted to more than 15%, principally as a result of new contracts in Germany and the U.S. Internal growth in France rose slightly. External growth is due primarily to the consolidation of USFilter's business for the whole of the period, compared with only five months at September 30, 1999.


WASTE MANAGEMENT

--------------------------------------------------------------------------------------------
| At Sep. 30, 2000 | At Sep. 30, 1999 |  1999/2000  |  Internal  |  External  |  Exchange  |
|                  |                  |  variation  |   growth   |   growth   |    rate    |
|  (in millions    |  (in millions    |             |            |            | variations |
|   of euros)      |   of euros)      |             |            |            |            |
|                  |                  |             |            |            |            |
--------------------------------------------------------------------------------------------
|     3,777        |      2,434       |    +55.2%   |   +13.7%   |    +36%    |    +5.5%   |
--------------------------------------------------------------------------------------------

Internal growth was strong, particularly outside France, because of a very good level of business in all the group's markets. External growth reflects the consolidation of Superior Services (only consolidated for two months at September 30, 1999) and, to a lesser extent, the acquisition of certain assets in the U.S.


ENERGY

--------------------------------------------------------------------------------------------
| At Sep. 30, 2000 | At Sep. 30, 1999 |  1999/2000  |  Internal  |  External  |  Exchange  |
|                  |                  |  variation  |   growth   |   growth   |    rate    |
|  (in millions    |  (in millions    |             |            |            | variations |
|   of euros)      |   of euros)      |             |            |            |            |
|                  |                  |             |            |            |            |
--------------------------------------------------------------------------------------------
|     2,120        |      1,912       |    +10.9%   |    +8.6%   |    +1.3%   |     +1%    |
--------------------------------------------------------------------------------------------

The increase in net sales is due to the commissioning of numerous cogeneration facilities in France, and the expansion of business in Northern and Eastern Europe.

TRANSPORTATION

--------------------------------------------------------------------------------------------
| At Sep. 30, 2000 | At Sep. 30, 1999 |  1999/2000  |  Internal  |  External  |  Exchange  |
|                  |                  |  variation  |   growth   |   growth   |    rate    |
|  (in millions    |  (in millions    |             |            |            | variations |
|   of euros)      |   of euros)      |             |            |            |            |
|                  |                  |             |            |            |            |
--------------------------------------------------------------------------------------------
|     2,248        |      1,722       |    +30.5%   |    +14.8%  |   +12.3%   |   +3.4%    |
--------------------------------------------------------------------------------------------

Internal growth amounted to more than 18% in business outside France, due mainly to the start of new contracts in Scandinavia, Germany, and Australia. External growth corresponds principally to the consolidation from January 1, 2000 of businesses acquired from GTI.


                                        *
                                       * *


These results confirm the group's medium-term growth targets. Future months will reflect the start of major contracts recently awarded by both industrial and municipal customers.



IMPORTANT DISCLAIMER
--------------------

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS OR BELIEFS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS:
INABILITY TO FURTHER DEVELOP NEW PRODUCTS AND SERVICES, INCREASED COMPETITION AND INABILITY TO ESTABLISH AND MAINTAIN NEW CONTRACTS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ VIVENDI'S REGISTRATION STATEMENT ON AMENDMENT NO. 1 TO FORM 20-F AND OTHER DOCUMENTS FILED BY VIVENDI WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THESE DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM VIVENDI.



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